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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                                (Amendment No.)*

                         American Financial Group, Inc.
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   025932-104
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                                 (CUSIP Number)

                                December 31, 2005
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [X] Rule 13d-1(b) [_] Rule 13d-(c) [_] Rule 13d-1(d)

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CUSIP No.        025932-104
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1. NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Wilmington Trust Corporation  51-0328154
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2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a) [X]
       (b) [_]
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3. SEC USE ONLY
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4. CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware corporation
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 NUMBER OF        5.   SOLE VOTING POWER             50
 SHARES           ______________________________________________________________
 BENEFICIALLY     6.   SHARED VOTING POWER           6,537,489
 OWNED BY         ______________________________________________________________
 EACH             7.   SOLE DISPOSITIVE POWER        0
 REPORTING        ______________________________________________________________
 PERSON           8.   SHARED DISPOSITIVE POWER      0
 WITH:
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9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    6,537,539
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10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
     N/A
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11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 8.4%
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12. TYPE OF REPORTING PERSON

                 HC
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CUSIP No.   379423-106
--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Wilmington Trust Company, solely in its fiduciary capacity 51-0055023
--------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a) [X]
       (b) [_]
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3. SEC USE ONLY

--------------------------------------------------------------------------------
4. CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware banking corporation
--------------------------------------------------------------------------------
 NUMBER OF        5.   SOLE VOTING POWER             0
 SHARES           ______________________________________________________________
 BENEFICIALLY     6.   SHARED VOTING POWER           6,537,539
 OWNED BY         ______________________________________________________________
 EACH             7.   SOLE DISPOSITIVE POWER        0
 REPORTING        ______________________________________________________________
 PERSON           8.   SHARED DISPOSITIVE POWER      0
 WITH:
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9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,537,539
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10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
     N/A
--------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         8.4 %
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12. TYPE OF REPORTING PERSON*

                    BK
--------------------------------------------------------------------------------

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CUSIP No.   379423-106
--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Wilmington Trust FSB, solely in its fiduciary capacity 52-1877389
--------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a) [X]
       (b) [_]
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3. SEC USE ONLY

--------------------------------------------------------------------------------
4. CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware banking corporation
--------------------------------------------------------------------------------
 NUMBER OF        5.   SOLE VOTING POWER             50
 SHARES           ______________________________________________________________
 BENEFICIALLY     6.   SHARED VOTING POWER           0
 OWNED BY         ______________________________________________________________
 EACH             7.   SOLE DISPOSITIVE POWER        0
 REPORTING        ______________________________________________________________
 PERSON           8.   SHARED DISPOSITIVE POWER      0
 WITH:
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9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         50
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10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
     N/A
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11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         0.0 %
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12. TYPE OF REPORTING PERSON*

                    BK
--------------------------------------------------------------------------------

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ITEM 1(A).  NAME OF ISSUER:

American Financial Group, Inc.

ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            580 Walnut Street
            9th Floor East
            Cincinnati, Ohio   45202

ITEM 2(A).  NAME OF PERSON FILING:

            Wilmington Trust Corporation, Wilmington Trust Company and Wilmington Trust FSB

ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR IF NONE, RESIDENCE:

            1100 North Market Street
            Wilmington, DE  19890

ITEM 2(C).  CITIZENSHIP:

            Wilmington Trust Corporation is a Delaware corporation; Wilmington Trust Company is a Delaware banking corporation. Wilmington Trust FSB is a Federal Savings Bank

ITEM 2(D).  TITLE OF CLASS OF SECURITIES:

            Common Stock

ITEM 2(E).  CUSIP NUMBER:

            025932-104

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)         [_]  Broker or dealer registered under Section 15 of the
                 Exchange Act.

(b)         [X]  Bank as defined in Section 3(a)(6) of the Exchange Act.

            Wilmington Trust Company, Wilmington Trust FSB are each Banks and are each direct, wholly-owned subsidiaries of Wilmington Trust Corporation.

(c)         [_] Insurance company as defined in Section 3(a)(19) of the
                Exchange Act.

(d)         [_] Investment company registered under Section 8 of the Investment
                Company Act.

(e)         [_] An investment adviser in accordance with Rule 13d-1(b)(1)
                (ii)(E);
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(f)         [_] An employee benefit plan or endowment fund in accordance with
                Rule 13d-1(b)(1)(ii)(F);

(g)         [X] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

            Wilmington Trust Corporation is a Parent Holding Company.

(h)         [_] A savings association as defined in Section 3(b) of the
                Federal Deposit Insurance Act;

(i)         [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)         [X] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

               Wilmington Trust Corporation, Wilmington Trust Company, Wilmington Trust FSB are a Group.

ITEM 4.  OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)    Amount beneficially owned:
            Wilmington Trust Corporation:      6,537,539 shares
            Wilmington Trust Company:          6,537,489 shares
            Wilmington Trust FSB:              50 shares

     (b)   Percent of class:

           Wilmington Trust Corporation:       8.4%
           Wilmington Trust Company:           8.4%
           Wilmington Trust FSB:               0.0%

     (c) Number of shares as to which Wilmington Trust Corporation, Wilmington Trust Company and Wilmington Trust FSB have:

          (i) Sole power to vote or to direct the vote 50 shares

          (ii) Shared power to vote or to direct the vote 6,537,489 shares

          (iii) Sole power to dispose or to direct the disposition of 0 shares

          (iv) Shared power to dispose or to direct the disposition of 0 shares


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable.
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ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
         SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Wilmington Trust Company:             BK
         Wilmington Trust FSB:                 BK

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Wilmington Trust Corporation:         HC
         Wilmington Trust Company:             BK
         Wilmington Trust FSB:                 BK

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.


ITEM 10.  CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   February 14, 2006        WILMINGTON TRUST CORPORATION
                            WILMINGTON TRUST COMPANY
                            WILMINGTON TRUST FSB

                         By: /s/ Michael A. DiGregorio
                             Senior Vice President


Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).